FILED PURSUANT TO
                                                                RULE 424 (B) (3)
                                                     REGISTRATION NO: 333-101648



                                   PROSPECTUS

                                1,115,459 SHARES

                                     [LOGO]
                                     E-LOAN

                                  COMMON STOCK

                                ----------------


The security holders of E-LOAN, Inc. listed in this prospectus are offering 1,115,459 shares of E-LOAN's common stock, of which 800,000 shares are issuable upon the exercise of an outstanding warrant.

The shares of common stock and the warrant were issued to the selling security holders in transactions exempt from registration under the Securities Act. The selling security holders will receive all of the net proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. E-LOAN will not receive any of the proceeds from the sale of the shares except to the extent that we will receive proceeds upon the exercise of the warrant for an amount equal to the product of the number of shares purchased and the per share price of $1.218; provided, that we will not receive any proceeds if the warrant is exercised on a net exercise basis. The warrant, like those issued by E-LOAN previously to other parties, contains a net exercise provision which allows the selling security holder to pay for the warrant shares without delivering any cash to E-LOAN. Instead, the selling security holder would pay for the shares by relinquishing some of the shares that it would have acquired had it paid cash for the shares. As a result, the selling security holder would receive a number of shares equal to (i) the aggregate fair market value of the shares less the aggregate exercise price of the shares (ii) divided by the market price per share.

YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 4 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED HEREBY.

E-LOAN's common stock is traded on the Nasdaq National Market under the symbol "EELN." On December 13, 2002, the closing sale price of a share of E-LOAN's common stock was $1.83. E-LOAN's principal executive office is at 5875 Arnold Road, Suite 100, Dublin, California 94568 (telephone: 925-241-2400).

                                ----------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------

                The date of this prospectus is December 16, 2002

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary.........................................................  1
Where to Find Additional Information About E-LOAN..........................  2
Information Incorporated by Reference......................................  2
Disclosure Regarding Forward looking information...........................  3
Our Business...............................................................  3
Risk Factors...............................................................  4
Use of Proceeds............................................................  9
Selling Security Holder....................................................  9
Plan of Distribution.......................................................  12
Experts....................................................................  12
Legal Proceedings..........................................................  12
Legal Matters..............................................................  13


You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling security holders are offering to sell, and seeking offers to buy, shares of E-LOAN common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

         In this prospectus, "E-LOAN," "the Company," "we," "us," and "our" refer to E-LOAN, Inc. and its subsidiaries.

                WHERE TO FIND ADDITIONAL INFORMATION ABOUT E-LOAN

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, referred to as the SEC. You may read and copy any document we file at the SEC's public reference facilities in Room 1034, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

                      INFORMATION INCORPORATED BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") until the selling security holder sells all the shares. This prospectus is part of a Registration Statement we filed with the SEC (Registration No. 333-101648). The documents we incorporate by reference are:

         1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed April 1, 2002, as amended by Amendment No. 1 on Form 10-K/A filed on November 20, 2002;



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         2. Our Quarterly Reports on Form 10-Q for the fiscal quarter ended
March 31, 2002, filed on May 15, 2002, for the fiscal quarter ended June 30, 2002, filed on August 14, 2002, and for the fiscal quarter ended September 30, 2002, filed on November 14, 2002, and all other reports filed pursuant to
Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, since the end of the fiscal year ended December 31, 2001;

         3. Our Current Reports on Form 8-K filed on January 25, 2002, April 19, 2002, April 26, 2002, July 26, 2002, September 5, 2002, October 25, 2002 and
December 10, 2002;

         4. The description of our Common Stock contained in our registration statement filed on Form S-1 (Registration No. 333-74945) on March 24, 1999, as amended, which registration statement became effective on June 28, 1999; and

         5. All documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered hereunder have been sold, or which deregisters all securities then remaining unsold under this Registration Statement, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

          You may request a copy of these filings, at no cost, by written or oral request to the following address: Chief Financial Officer, E-LOAN, Inc., 5875 Arnold Road, Suite 100, Dublin, California 94568; telephone number (925) 241-2400.

                DISCLOSURE REGARDING FORWARD LOOKING INFORMATION

         The statements contained in this Prospectus that are not historical facts are forward-looking statements. The words "estimate," "project," "anticipate," "expect," "intend," "believe," and similar expressions identify forward-looking statements. These forward-looking statements, such as our plans to increase our revenue diversification among our three primary products, the relative importance of streamlining our operations processes and related costs and growth in the consumer adoption of online lending, statements regarding development of our business, future operating results, anticipated capital expenditures, the expectations as to the use of capital resources and the availability of additional financing, and other statements contained in this Prospectus regarding matters that are not historical facts, are only estimates or predictions and cannot be relied upon. No assurance can be given that future results will be achieved; actual events or results may differ materially as a result of risks facing the company or actual results differing from the assumption underlying such statements. Such risks and assumptions include, but are not limited to, E-LOAN's ability to access additional debt or equity financing in the future, secure replacement lines of credit for mortgage and auto loans, respond to increasing competition, secure additional loan purchasers, manage growth of E-LOAN's operations, as well as regulatory, legislative, and judicial developments that could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements. All written and oral forward-looking statements made in connection with this Prospectus which are attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the "Risk Factors" and other cautionary statements included herein.

                                  OUR BUSINESS

         We are an online provider of loans directly to consumers, offering borrowers a variety of purchase and refinance mortgage loans, auto loans, home equity loans and home equity lines of credit to suit their financial needs. We also offer access to credit cards, unsecured personal loans and educational



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loans supplied by third-party providers as a service to our customers by including a hyperlink on our website which links to the website of a provider of these services. We originate loans through our website and by telephone, fund the loans using warehouse and other lines of credit, and then promptly sell the closed loans in the secondary capital markets. Our website provides borrowers access to a wide range of consumer debt information and interactive tools. Borrowers can determine which loans best suit their particular situation, easily compare loan products, apply online and track their applications from origination to close.

         Our business model seeks to transform the traditional loan process by focusing on all three parts of the loan transaction: point of sale, transaction fulfillment, and sale of the loan to the capital markets. At the point of sale, we have reengineered the lending process to lower the cost to consumers, improve their control over the process, and expand the number of loan options compared with what consumers typically find in the offline world. We provide a clear means to compare and contrast loan products by making their true costs as transparent as possible. With strong capital market relationships, we underwrite and fund most of our loans as compared to a broker who serves as an intermediary. For the year ended December 31, 2001, we originated less than 1% of our mortgage loans as a broker, rather than self-funding the loans. Control over loan fulfillment allows us to streamline processes and help eliminate inefficiencies, saving borrowers time and money. Finally, when selling loans we sell to the highest bidder in the capital markets. This allows us to offer borrowers rates from a broad range of loan purchasers in the capital markets. The ability to innovate in all three parts of the loan transaction allows us to take full advantage of the enormous opportunities in online consumer lending.

         We were incorporated in California in August 1996, and we reincorporated in Delaware in March 1999. We maintain our executive offices at 5875 Arnold Road, Suite 100, Dublin, California 94568, and our telephone number is (925) 241-2400.

                                  RISK FACTORS

         The following important factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this report or presented elsewhere by management from time to time.

WE HAVE A HISTORY OF LOSSES AND WHILE WE ACHIEVED OUR FOURTH CONSECUTIVE QUARTER OF PROFITABILITY IN THE THIRD QUARTER OF 2002, WE INCURRED A SUBSTANTIAL NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2001, AND WE MAY NOT BE ABLE TO MAINTAIN PROFITABILITY

         As of September 30, 2002, our accumulated deficit was $211.2 million. While we achieved our fourth consecutive quarter of profitability in the third quarter of 2002, we incurred a substantial net loss for the fiscal year ended December 31, 2001. During the fiscal quarter ended December 31, 2001 we sold our entire interest in E-LOAN Japan, which resulted in a one-time $3.2 million gain. Without this one-time gain of $3.2 million, we would have reported a net loss as opposed to the net income that was reported for such quarter. Because we expect our operating costs will increase to accommodate expected growth in loan applications, we will need to generate significant revenues to maintain profitability. We may not sustain or increase profitability on a quarterly or annual basis in the future. If revenues grow more slowly than we anticipate, or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business, results of operations and financial condition will be adversely affected.



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WE HAVE A LIMITED OPERATING HISTORY AND CONSEQUENTLY FACE SIGNIFICANT RISKS AND
CHALLENGES IN BUILDING OUR BUSINESS

         We were incorporated in August 1996, initiated our online mortgage operations in June 1997 and acquired our online auto operations in September 1999. We cannot assure you that we will be able to operate successfully if a downturn in the mortgage or auto business occurs. As a result of our limited operating history, our recent growth and our reporting responsibilities as a public company, we may need to expand operational, financial and administrative systems and control procedures to enable us to further train and manage our employees and coordinate the efforts of our underwriting, accounting, finance, marketing, and operations departments.

OUR QUARTERLY FINANCIAL RESULTS ARE VULNERABLE TO SIGNIFICANT FLUCTUATIONS AND SEASONALITY, WHICH COULD ADVERSELY AFFECT OUR STOCK PRICE

         Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors. Certain months or quarters have historically experienced a greater volume of purchase money mortgage and auto loan applications and funded loans. As a result, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may fall.

INTEREST RATE FLUCTUATIONS COULD SIGNIFICANTLY REDUCE CUSTOMERS' INCENTIVE TO REFINANCE EXISTING MORTGAGE LOANS

         A significant percentage of our mortgage customers use our services to refinance existing mortgages and they are motivated to do so primarily when interest rates fall below the rates of their existing mortgages. In the event interest rates significantly increase, consumers' incentive to refinance will be greatly reduced and the number of loans that we originate could significantly decline. We significantly benefited from the spread between long-term and short-term interest rates during 2001 and to date in 2002. Based on historical trends, we would not expect the same level of benefit from interest rate spreads in a normal market.

OUR ABILITY TO ENGAGE IN PROFITABLE SECONDARY SALES OF LOANS MAY ALSO BE ADVERSELY AFFECTED BY INCREASES IN INTEREST RATES

         The mortgage loan purchase commitments we obtain are contingent upon our delivery of the relevant loans to the purchasers within specified periods. To the extent that we are unable to deliver the loans within the specified periods and interest rates increase during those periods, we may experience no gain or even a loss on the sale of these loans. In addition, any increase in interest rates will increase the cost of maintaining our warehouse and repurchase lines of credit on which we depend to fund the loans we originate. We have implemented a hedging program to manage the risk of loss due to fluctuations in interest rates, but our hedging efforts may not be successful, and no hedging strategy can completely eliminate interest rate risk. A sharp decrease in interest rates over a short period may cause customers who have interest rates on mortgages committed through us to either delay closing their loans or refinance with another lender. If this occurs in significant numbers, it may have an adverse effect on our business or quarterly results of operations.

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OUR HEDGING STRATEGY MAY NOT SUCCEED IN REDUCING OUR EXPOSURE TO LOSSES CAUSED
BY FLUCTUATIONS IN INTEREST RATES

         We attempt to manage our interest rate risk exposure through hedging transactions using a combination of forward sales of mortgage-backed securities and forward whole-loan sales to fix the sales price of loans we expect to fund. An effective hedging strategy is complex, and we have limited experience administering a hedging program. A successful hedging program depends in part on our ability to properly estimate the number of loans that will actually close and is subject to fluctuations in the prices of mortgage-backed securities, which do not necessarily move in tandem with the prices of loans we originate and close. To the extent that we implement a hedging strategy but are unable to effectively match our purchases and sales of mortgage-backed securities with the sale of the closed loans we have originated, our gains on sales of mortgage loans will be reduced, or we will experience a net loss on those sales.

UNCERTAINTY WITH RESPECT TO THE TIME IT TAKES TO CLOSE MORTGAGE LOANS CAN LEAD TO UNPREDICTABLE REVENUE AND PROFITABILITY

         The time between the date an application for a mortgage loan is received from a customer on our website and the date the loan closes can be lengthy and unpredictable. The loan application and approval process is often delayed due to factors over which we have little or no control, including the timing of the customer's decision to commit to an available interest rate, the close of escrow date for purchase loans, the timeliness of appraisals and the adequacy of the customer's own disclosure documentation. Purchase mortgage loans generally take longer to close than refinance loans as they are tied to the close of the property sale escrow date. This uncertain timetable can have a direct impact on our revenue and profitability for any given period. We may expend substantial funds and management resources supporting the loan completion process and never generate revenue from closed loans. Therefore, our results of operations for a particular period may be adversely affected if the mortgage loans applied for during that period do not close in a timely manner or at all.

WE HAVE RECENTLY EXPERIENCED SIGNIFICANT GROWTH IN OUR BUSINESS, AND IF WE ARE UNABLE TO MANAGE THIS GROWTH, OUR BUSINESS WILL BE ADVERSELY AFFECTED

         Over the past two years we have experienced significant growth, which has placed a strain on our resources and will continue to do so in the future. Our failure to manage this growth effectively could adversely affect our business. We may not be successful in managing or expanding our operations or maintaining adequate management, financial and operating systems and controls. Our headcount has grown substantially. At September 30, 2001 and 2002, we had 386 and 601 full-time employees, respectively.

OUR FUTURE SUCCESS IS DEPENDENT UPON INCREASED ACCEPTANCE OF THE INTERNET BY CONSUMERS AND LENDERS AS A MEDIUM FOR LENDING

         Our success will depend in large part on widespread consumer acceptance of obtaining mortgage and auto loans online. Increased consumer use of the Internet to provide for their lending needs is subject to uncertainty. The development of an online market for mortgage and auto loans has only recently begun, is rapidly evolving and likely will be characterized by an increasing number of market entrants. If consumer acceptance of the Internet as a source for mortgage, auto, and home equity loans, does not increase, our business, results of operations and financial condition will be adversely affected. A number of factors may inhibit Internet usage by consumers, including privacy and security concerns regarding their personal information. The adoption of online lending requires the acceptance of a new way of conducting business, exchanging information and applying for credit by consumers that have historically

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relied upon traditional lending methods. As a result, we cannot be sure that we will be able to compete effectively with traditional borrowing and lending methods.

THE LOSS OF ONE OR MORE OF OUR SIGNIFICANT MARKETING AGREEMENTS COULD ADVERSELY AFFECT OUR BUSINESS

         We rely on Internet marketing agreements with other companies to direct a significant number of prospective customers to our website. If we lose any of our significant marketing agreements, we could fail to meet our growth objectives, both in terms of additional borrowers and increased brand awareness. In the aggregate, approximately 33% and 75% of our mortgage and auto loan applications, respectively, were derived from the websites of our online marketing agreements during the three months ended September 30, 2002. Our marketing agreements are typically short-term, from one to four years in length, and most can be terminated for any reason upon 30 to 60 days prior written notice. We cannot assure you that any or all of these agreements will not be terminated or will be renewed or extended past their current expiration dates. If any of these agreements were to be terminated or were to lapse without extension, we could lose a considerable number of loan applications and our business could be adversely affected.

THE TERMINATION OF ONE OR MORE OF OUR MORTGAGE FUNDING SOURCES WOULD ADVERSELY AFFECT OUR BUSINESS

         We depend on GMAC Bank, formerly GE Capital Mortgage Services, Inc. ("GE Capital"), to finance our self-funded mortgage loan activities through the warehouse credit facility they provide. We also depend on Greenwich Capital Financial Products, Inc. ("Greenwich Capital") to finance portions of our mortgage loan inventory pending ultimate sale to mortgage loan purchasers. If either of these warehouse credit facilities becomes unavailable, our business would be adversely affected. Under our agreements with each of these lenders, we make extensive representations, warranties and various operating and financial covenants. A material breach of these representations, warranties or covenants on either or both lines could result in the termination of our agreements and an obligation to repay all amounts outstanding at the time of termination. In the past, we have had to obtain waivers from Greenwich Capital and GE Capital as a result of our failure to comply with covenants regarding the issuance of capital stock, excess asset purchases and the breach of financial ratios. Our agreements with Greenwich Capital and GMAC Bank expire in March 2003 and September 2003, respectively. Upon expiration of these agreements management intends to renew or extend the warehouse credit facilities. However, we cannot assure you that these agreements will be renewed or extended past their current expiration dates, and additional sources of funding for our mortgage loans may not be available on favorable terms or at all.

THE TERMINATION OF OUR AUTO LINE OF CREDIT WOULD ADVERSELY AFFECT OUR BUSINESS

         We have obtained a line of credit from Merrill Lynch Mortgage Capital Inc. to finance the funding of our auto loans, and this is our sole facility for auto loan fundings. If this credit facility becomes unavailable, our business would be adversely affected. Under our line of credit agreement, we make extensive representations, warranties and various operating and financial covenants. A material breach of these representations, warranties or covenants could result in the termination of the facility and an obligation to repay all amounts outstanding at the time of termination. In the past we have had to obtain waivers from our previous auto line of credit provider (Bank One, N.A.) as a result of our failure to comply with a covenant regarding a debt to tangible net worth ratio. Our line of credit with Merrill Lynch Mortgage Capital Inc. expires June 14, 2003. Upon expiration, management believes it will either renew its existing line or obtain sufficient additional lines. However, we cannot assure you that these agreements will be renewed or extended past their current expiration dates, and additional sources of funding for our auto loans may not be available on favorable terms or at all.

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WE ARE PRIMARILY DEPENDENT ON ONE LENDING SOURCE FOR ALL OF OUR HOME EQUITY
BUSINESS

         Currently, the majority of our home equity loans are purchased by Wells Fargo Bank pursuant to a Home Equity Loan/Line Purchase Agreement. If Wells Fargo Bank is unable or unwilling to purchase our home equity loans, we may experience delays in our ability to accept or process home equity loan applications until we are able to secure new sources of loan purchasers. Sufficient additional sources of loan purchasers for our home equity loans may not be available on favorable terms or at all.

WE ARE DEPENDENT ON PRIMARILY THREE AUTO LOAN PURCHASERS FOR THE MAJORITY OF OUR SUB-PRIME AUTO LOAN BUSINESS

         During the third quarter of 2002, the majority of our sub-prime auto loans were sold to three auto loan purchasers. If any of them are unable or unwilling to purchase our auto loans, we may experience delays in our ability to accept or process auto loan applications until we are able to secure new auto loan purchasers. In October 2002, we terminated our agreement with our largest sub-prime auto loan purchaser. While we are actively seeking additional replacements, sufficient additional purchasers for our sub-prime auto loans may not be available on favorable terms or at all, and could adversely affect our auto lending business.

WE DEPEND ON THE TIMELY AND COMPETENT SERVICES OF VARIOUS COMPANIES INVOLVED IN THE MORTGAGE PROCESS; IF THESE COMPANIES FAIL TO TIMELY AND COMPETENTLY DELIVER THESE SERVICES, OUR BUSINESS AND REPUTATION WILL BE DIRECTLY AND ADVERSELY AFFECTED

         We rely on other companies to perform services related to the loan underwriting process, including appraisals, credit reporting and title searches. Any interruptions or delays in the provision of these services may cause delays in the processing and closing of loans for our customers. If we are unsuccessful in managing the timely delivery of these services we will likely experience increased customer dissatisfaction and our business and reputation could be adversely affected.

THE LOSS OF OUR RELATIONSHIP WITH ANY OF OUR SIGNIFICANT PROVIDERS OF AUTOMATED UNDERWRITING WOULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS

         We depend on automated underwriting and other services offered by government sponsored and other mortgage investors, including Fannie Mae and Freddie Mac ("Agencies"), to help ensure that our mortgage services can be offered efficiently and on a timely basis. We currently have an agreement with the Agencies that authorizes our use of their automated underwriting services and enables us to sell qualified first mortgages to these Agencies. We cannot assure you that we will remain in good standing with the Agencies or that the Agencies will not terminate our relationship. We expect to continue to process a significant portion of our conforming mortgage loans using the Agencies' systems until we are able to obtain automated underwriting services from other providers. Our agreement with the Agencies can be terminated by either party. The termination of our agreements with the Agencies would adversely affect our business by reducing our ability to streamline the mortgage origination process.

ANY OUTAGES, DELAYS OR OTHER DIFFICULTIES EXPERIENCED BY THE INTERNET SERVICE PROVIDERS, ONLINE SERVICE PROVIDERS OR OTHER WEBSITE OPERATORS ON WHICH OUR USERS DEPEND COULD ADVERSELY AFFECT OUR BUSINESS

         Our website has in the past and may in the future experience slower response times or decreased traffic for a variety of reasons. In addition, our users depend on Internet service providers, online service providers and other website operators for access to our websites. Many Internet users have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system

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failures unrelated to our systems. Additionally, the Internet infrastructure may not be able to support continued growth in its use. Any of these problems could adversely affect our business.

OUR BUSINESS WILL BE ADVERSELY AFFECTED IF WE ARE UNABLE TO SAFEGUARD THE SECURITY AND PRIVACY OF OUR CUSTOMERS' FINANCIAL DATA

         Internet usage could decline if any well-publicized compromise of security occurred. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by any breaches that occur. We also retain on our premises personal financial documents that we receive from prospective borrowers in connection with their loan applications. These documents are highly sensitive and if a third party were to misappropriate our customers' personal information, customers could possibly bring legal claims against us. We cannot assure you that our privacy policy will be deemed sufficient by our prospective customers or compliant with any federal or state laws governing privacy, which may be adopted in the future.

                                 USE OF PROCEEDS

         E-LOAN will not receive any proceeds from the sale of the shares by the selling security holders except to the extent that we will receive proceeds upon the exercise of the warrant for an amount equal to the product of the number of shares purchased and the per share price of $1.218. However, we will not receive any proceeds from the exercise of the warrant if the warrant is exercised on a net exercise basis. The warrant, like those issued by us previously to other parties, contains a net exercise provision which allows the selling security holder to pay for the warrant shares without delivering any cash to us. Instead, the selling security holder would pay for the shares by relinquishing some of the shares that it would have acquired had it paid cash for the shares. As a result, the selling security holder would receive a number of shares equal to
(i) the aggregate fair market value of the shares less the aggregate exercise price of the shares (ii) divided by the market price per share. We intend to use any proceeds received from the exercise of the warrant for general corporate purposes. All proceeds from the sale of the shares will go to the selling security holder who offers and sells its shares.

                            SELLING SECURITY HOLDERS

         The following is a description of the relationship between the selling security holders and E-LOAN, and the shares being registered pursuant to the registration statement of which this prospectus is a part. All of the shares registered for sale under this prospectus will be owned prior to the offer and sale of such shares by Merrill Lynch Mortgage Capital Inc. and Yahoo! Inc., respectively. All of the shares offered by the selling security holders were acquired in the transactions set forth below. We are registering the shares covered by this prospectus for the selling security holders. As used in this prospectus, "selling security holder" includes the pledgees, donees, transferees or others who may later hold the selling security holders' interests.

RELATIONSHIP BETWEEN E-LOAN, INC. AND MERRILL LYNCH MORTGAGE CAPITAL INC.

         On June 14, 2002, we entered into a Loan Agreement with Merrill Lynch Mortgage Capital Inc., under which Merrill agreed to provide to us a $10 million revolving line of credit. The line of credit is available for borrowings for interim financing of auto loans and is collateralized with our auto loans held-for-sale pursuant to a Security Agreement also dated June 14, 2002. Borrowings under the line of credit are evidenced by promissory notes issued in favor of Merrill. Outstanding amounts under the line of credit used to fund subprime loans bear interest at a rate equal to the lesser of the maximum rate allowable by applicable law and LIBOR plus 2%. Outstanding amounts under the line of credit used to fund prime loans bear interest at a rate equal to the lesser of the maximum rate allowable by applicable

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law and LIBOR plus 1%. We are also required to pay a fee equal to 0.50% per annum on the excess of the total commitment over the daily loan balance of revolving loans under the line of credit. We use credit facilities to fund our auto loans prior to their sale to capital market loan purchasers for subprime loans and to a qualified special purpose entity for prime loans, which typically occurs within 30 days of funding. We make extensive representations, warranties and various operating and financial covenants in the Loan Agreement. A material breach of these representations, warranties or covenants could result in the termination of the line of credit and an obligation to repay all amounts outstanding at the time of termination at an increased interest rate. The line of credit expires on June 14, 2003. Upon expiration, we believe we will either renew our existing line or obtain sufficient additional lines. However, we cannot assure you that these agreements will be renewed or extended past their current expiration dates, and additional sources of funding for our auto loans may not be available on favorable terms or at all.

         In connection with the revolving line of credit, we issued to Merrill a warrant to purchase 800,000 shares of our common stock at a price per share of $1.218 per share. The warrant is exercisable by Merrill between the period starting December 1, 2002 and ending June 1, 2005. The warrant, like those issued by us previously to other parties, contains a net exercise provision which allows Merrill to pay for the warrant shares without delivering any cash to us. Instead, Merrill would pay for the shares by relinquishing some of the shares that it would have acquired had it paid cash for the shares. As a result, Merrill would receive a number of shares equal to (i) the aggregate fair market value of the shares less the aggregate exercise price of the shares (ii) divided by the market price per share. For example, assuming Merrill elects for a net exercise of the first warrant when the market price of E-LOAN's common stock is $3.00 per share, (x) the aggregate fair market value of the shares would be $2,400,000, (y) the aggregate exercise price of the shares would be $974,400, which once divided by the $3.00 market price, would result in an issuance to Merrill of 475,200 shares of our common stock without paying any cash. At a market price of $3.00 per share, the 475,200 shares received upon the net exercise would be valued at $1,425,600. The warrant agreement also provides that we will indemnify Merrill against certain liabilities, including liabilities under the Securities Act.

         The warrant may only be transferred to a third party by Merrill following delivery of notice to us and only in accordance with an exemption from registration under the Securities Act of 1933, as amended. The warrant is not subject to cancellation in the event that the Loan Agreement is terminated. The closing price per share of our common stock as reported by the Nasdaq National Market on June 14, 2002 (the date of issuance of the warrant) was $1.10. With the exception of the shares of common stock underlying the warrant, Merrill does not own any of our common stock. Based on the number of shares of our common stock outstanding as of December 9, 2002, the 800,000 shares issuable upon exercise of the warrant would represent 1.3% of our outstanding common stock. Based on a Black-Scholes option pricing model, the total valuation of the warrant was determined to be $335,000. The 800,000 shares issuable upon exercise of the warrant are being registered pursuant to the registration statement of which this prospectus is a part.

RELATIONSHIP BETWEEN E-LOAN, INC. AND MERRILL LYNCH BANK USA

         On June 17, 2002, we entered into an arrangement to sell auto loan receivables to a qualified special purpose entity (QSPE), E-Loan Auto Fund One, LLC ("E-Loan Auto"). These transactions involve us surrendering control over these assets to assure that the sold assets have been isolated from us and our creditors. As E-Loan Auto has met the appropriate tests to be considered a QSPE, the assets and liabilities of E-Loan Auto are appropriately not consolidated in our financial statements. E-Loan Auto has obtained a secured borrowing facility from Merrill Lynch Bank USA to finance all purchases of loans from us. We recognize a gain on the sale of auto loan receivables to E-Loan Auto in the period in which the sale occurs, which represents the difference between the sale proceeds to us and our net carrying value of the receivables. Included in the proceeds received by us from the sale of loans is a beneficial interest related to loans owned by the QSPE, which is reflected on our balance sheet as a retained interest asset. These retained interest assets are recorded on the balance sheet at fair value as trading assets, and will be marked to market at each subsequent reporting period. In order to determine the fair value, management estimates future excess cash flows to be received by us over the life of the loans. E-Loan Auto's borrowing facility from Merrill Lynch Bank USA contains a "call option" which enables Merrill Lynch Bank USA to purchase or require E-Loan Auto to sell the auto loan receivables at any time after June 17, 2003. The borrowing facility must also be prepaid by E-Loan Auto in the event we do not sell at least $75 million of auto loan receivables to E-Loan Auto during any three month period.

RELATIONSHIP BETWEEN E-LOAN, INC. AND YAHOO! INC.

          On December 5, 1997, we entered into an agreement with Yahoo! Inc., under which we became the exclusive provider of mortgage related information on the "Yahoo! Loan Center" website and we agreed to conduct joint marketing activities. In September 1998, we entered into a subsequent agreement with Yahoo!, which became effective in March 1999 upon the expiration of the December 1997 agreement, under which we continued to be the exclusive provider of mortgage related information on the "Yahoo! Loan Center" website and we continued to conduct joint marketing activities through February 2000. In March 1999, the parties extended this agreement through April 2001. Pursuant to the agreement, E-LOAN was required to pay a slotting fee plus click-through fees to Yahoo! The agreement was extended and subsequently expired on August 31, 2001. Since the termination, we have periodically advertised on the Yahoo! website, but only on a short-term, non-exclusive basis.

          On September 4, 1998, we issued 323,869 shares of Series D preferred stock to Yahoo! at a purchase price of $9.26 per share pursuant to a private placement. The shares of Series D preferred stock automatically converted into 971,607 shares of common stock upon the completion of a three-for-one stock split and our initial public offering in June 1999. These shares were subsequently registered for resale and sold by Yahoo! pursuant to a registration statement on Form S-3 filed by us on October 12, 2000. In connection with Yahoo!'s participation in the Series D financing round, Timothy Koogle former President and Chief Executive Officer of Yahoo!, joined our Board of Directors and served in such capacity through January 2001.

YAHOO! INC. ACQUISITION OF SHARES FROM CHRISTIAN A. LARSEN

         On August 31, 1998, Christian A. Larsen, our Chairman of the Board and Chief Executive Officer, entered into a Loan and Pledge Agreement with Yahoo! Inc., Softbank Holdings, Inc., Softbank Technology Ventures IV L.P., Softbank Technology Advisors Fund L.P., Sequoia Capital, Benchmark Capital Partners II, L.P., Technology Partners Fund VI, L.P., and Technology Partners Fund V, L.P. In connection with the Loan and Pledge Agreement, Mr. Larsen entered into Put Option and Call Option Agreements with Yahoo! Inc. and all of the other lenders. Under the terms of the Call Option Agreement between Mr. Larsen and Yahoo!, Yahoo! was entitled to exercise the call option at any time prior to August 30, 2002 and purchase the 315,459 shares of common stock pledged by Mr. Larsen under the Loan and Purchase Agreement for a purchase price equal to the $974,026 principal owing under the Loan and Pledge Agreement. Under the terms of the Put Option Agreement, Mr. Larsen was entitled to require Yahoo! to purchase the 315,459 shares pledged by Mr. Larsen under the Loan and Purchase Agreement at any time between January 1, 2003 and November 30, 2003 for an aggregate purchase price equal to the $974,026 principal under the Loan and Pledge Agreement plus interest compounded at 7% per annum. On June 28, 2002, Yahoo! exercised the call option issued by Mr. Larsen and purchased the 315,459 shares of E-LOAN's common stock for the $974,026 principal amount owing under the Loan and Pledge Agreement. In an effort to facilitate an orderly trading market for our common stock, we have agreed to register the shares acquired by Yahoo! from Mr. Larsen. Yahoo! has agreed to reimburse us for its proportionate share of the registration filing fee for registering its shares. We have agreed to provide the same indemnification rights to Yahoo! as those provided to Merrill under its warrant.

         The shares of common stock and warrant were issued, and in the case of the shares of common stock, resold, pursuant to an exemption from the registration requirements of the Securities Act. In connection with the above transactions we agreed to register the shares of common stock and the shares issuable upon exercise of the warrant on the registration statement of which this prospectus is a part. Shares of common stock subject to warrants are treated as outstanding and to be beneficially owned by the person holding the warrants for the purpose of computing the percentage ownership of the person and are listed below under the "Shares Beneficially Owned Prior to Offering" column below, but these warrants are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

         The information provided in the table below with respect to a selling security holder has been obtained from that selling security holder. Because the selling security holders may sell all or some portion of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling security holders after this offering. In addition, the selling security holders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

         The following table sets forth (i) the number of outstanding shares, including shares issuable within 60 days of December 9, 2002 pursuant to warrants, beneficially owned and the percentage ownership of the selling security holders prior to the offering, (ii) the aggregate number of shares offered by the selling security holders pursuant to this prospectus, and (iii) the number of shares beneficially owned by the selling security holders and the percentage ownership assuming the sale of all of the shares offered by the selling security holders pursuant to this prospectus. The information in the table below is current as of the date of this prospectus. The shares are being registered to permit public secondary trading of the shares, and the selling security holders may offer the shares for resale from time to time.

                                       SHARES BENEFICIALLY OWNED     NUMBER    SHARES BENEFICIALLY OWNED
                                           PRIOR TO OFFERING       OF SHARES        AFTER OFFERING
                                       -------------------------     BEING     -----------------------
NAME                                     NUMBER       PERCENTAGE    OFFERED      NUMBER   PERCENTAGE(2)
-----------------------------------    ---------      ----------   ---------     ------   ------------
Merrill Lynch Mortgage Capital Inc.      800,000(1)      1.3%        800,000       -0-        -0-%
Yahoo! Inc.                              315,459           *         315,459       -0-        -0-%
------------------------------------------------------------------------------------------------------
TOTAL...............................   1,115,459         1.9%      1,115,459       -0-        -0-%
                                       =========        =====      =========      =====      ======

*    Less than 1%.
(1) Includes 800,000 shares issuable upon exercise of a warrant dated June 14, 2002 at an exercise price of $1.218 per share and an expiration date of June 1, 2005.
(2) Percentages are based upon the assumption that upon the completion of this offering the selling security holders have sold the common stock listed as "Number of Shares Being Offered" and are computed on the basis of 59,419,134 shares of common stock issued and outstanding as of December 9, 2002.

                              PLAN OF DISTRIBUTION

         The shares may be sold from time to time by the selling security holders or by pledgees, donees, transferees or other successors in interest. Such sales may be made in any one or more transactions

(which may involve block transactions) on the Nasdaq National Market, or any exchange on which the common stock of E-LOAN may then be listed, in the over-the-counter market or otherwise in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling security holders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may sell the shares as agent or may purchase such shares as principal and resell them for their own account pursuant to this prospectus. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling security holders and/or purchasers of the shares, for whom they may act as agent (which compensation may be in excess of customary commissions).

         The aggregate proceeds to the selling security holders from the sale of the shares will be the purchase price of the common stock sold less the aggregate agents' commissions if any, and other expenses of issuance and distribution not borne by E-LOAN. The selling security holders and any dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent required, the specific shares of common stock to be sold, the name of the selling security holders, purchase price, public offering price, the names of any such agent, dealer or underwriter, and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying prospectus supplement. We have agreed to bear certain expenses of registration of the common stock under the federal and state securities laws and of any offering and sale hereunder not including certain expenses, such as commissions of dealers or agents, and fees attributable to the sale of the shares.

         This offering will terminate on the date on which all shares offered hereby have been sold by the selling security holders. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this prospectus. There can be no assurance that the selling security holders will sell any or all of the shares of E-LOAN common stock offered by them hereunder.

                                     EXPERTS

         The financial statements of the Company incorporated in the prospectus by reference to the Annual Report on Form 10-K/A, as amended, for the year ended December 31, 2001 have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                LEGAL PROCEEDINGS

         We have been named as a defendant in five related lawsuits filed in the Federal District Court for the Southern District of New York between August 10, 2001 and September 25, 2001. The lawsuits purport to be class actions filed on behalf of the plaintiffs and others similarly situated. They name as defendants E-LOAN, Christian Larsen, Janina Pawlowski, Frank Siskowski, The Goldman Sachs Group, Inc., FleetBoston Robertson Stephens, Inc., Merrill Lynch Pierce Fenner & Smith, Inc., Credit Suisse First Boston Corp. and J.P. Morgan Chase & Co., some of which were involved in our initial public offering. The complaints have since been consolidated into a single action. The complaints allege, among other things, that the underwriters of our initial public offering violated Section 12(a) of the Securities Act of 1933 by receiving excessive and undisclosed commissions and fees, and by entering into unlawful private agreements with brokers' customers, and that all defendants violated Section 11 of the Securities Act of 1933, and Section 10(b) and Rule 10b-5 under the Securities Exchange Act of 1934 by making material false and misleading statements in our initial public offering prospectus concerning brokers' commissions and private agreements with brokers' customers. The plaintiffs in each action seek to recover damages on behalf of all those who purchased or otherwise acquired E-LOAN securities during the respective class period. We have been served with two of the complaints and have entered into a stipulation with plaintiffs' counsel for an extension of time to respond to the complaint. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998 and all such actions have been included in a single coordinated proceeding. We intend to vigorously defend these lawsuits. However, due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the litigation. Any unfavorable outcome of the litigation could have an adverse impact on our business. On October 9, 2002, E-LOAN's individual defendants were dismissed, without prejudice, from the lawsuit, pursuant to a stipulated agreement with the plaintiffs. The plaintiffs and the underwriter defendants have each made preliminary settlement proposals to the issuer defendants, and E-LOAN has established a Litigation Committee consisting of independent directors, to assess the competing proposals.

         The Securities and Exchange Commission has settled charges against Credit Suisse First Boston Corp. relating to the its investigation of the firm's IPO allocation practices. Pursuant to the settlement, Credit Suisse First Boston Corp. has agreed (1) to pay a total of $100 million in the Commission's action and in a related action commenced by the National Association of Securities Dealers Regulation, Inc.; (2) to be enjoined by a federal court from future violations; and (3) to adopt extensive new policies and procedures. The $100 million payment is composed of $70 million in disgorgement of improper gains, and $30 million in civil penalties or fines.

         The Company is subject to various other legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these claims cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on the Company's results of operations, financial position or liquidity.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby has been passed upon for E-LOAN by Allen Matkins Leck Gamble & Mallory LLP, San Francisco, California.

         We have not authorized any dealer, sales person or other person to give any information or to make any representations other than those contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information. This prospectus is not an offer of these securities in any state where an offer is not permitted. The information in this prospectus is current as of December 16, 2002. You should not assume this prospectus is accurate as of any other date.



                          ----------------------------

                                1,115,459 SHARES

                                     [LOGO]
                                     E-LOAN

                                  COMMON STOCK

                          -----------------------------

                                   PROSPECTUS

                         ------------------------------









                                December 16, 2002